UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 13, 2006

Mr. Bruce Wunner, Chief Executive Officer
NewGen Technologies, Inc.
6000 Fairview Road, 12th Floor
Charlotte, North Carolina 28210



      Re:	NewGen Technologies, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed June 13, 2006
		File No. 333-133457

		Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
		Filed June 5, 2006
		File No. 33-22264

Dear Mr. Wunner:

      We have reviewed your response letter dated July 5, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Note 2 - Basis of Presentation and Summary of Significant
Accounting
Policies

Fair Value of Financial Instruments, page 8
1. We have considered your response to our prior comment number two in our letter of June 23, 2006. We do not agree with your conclusions with regard to the fair value of your convertible debentures as of March 31, 2006. The carrying value of this debt reflects the bifurcation of the detachable warrants and derivative liability, while the fair value of the debt would be based on the discounted future cash flows as discussed in Statement of Financial Accounting Standards
(SFAS) 107, Appendix A.

Disclose the significant methods and assumptions used to estimate the disclosed fair value of this financial instrument, required by SFAS
107, paragraph 10. We may have further comment. If it is not practical to estimate the fair value, provide the disclosures required under SFAS 107, paragraph 14.

Note 9 - Convertible Debentures, page 18
2. We have considered your response to our prior comment number three in our letter of June 23, 2006. It appears the secured convertible debt agreement with Cornell Capital Partners, LP may contain other embedded derivatives that you should evaluate under SFAS 133 and Emerging Issue Task Force Issue (EITF) Issue 00-19. Tell us how you evaluated the following:

* You have the option to redeem the notes at a certain predetermined percentage of the outstanding principal and accrued interest depending upon the date of prepayment.

* You are subject to certain default provisions.

Please note that we expect you to perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision. With regards to the default provision, your response should include an analysis of paragraphs 12,
13 and 61(d) of SFAS 133 and Derivatives Implementation Group
(DIG)
Issue B16.


3. We note the assumptions that you have used for the valuation of the
warrants and the conversion features associated with your
convertible
debentures.  We also note the relative complexity of the
agreements
underlying these instruments.  We believe management is in the best
position to determine the appropriate valuation techniques and assumptions for use in valuing your complex financial instruments. However, it appears to us based on the values you have calculated that the Black-Scholes model may not be appropriate for the valuation of
these instruments.  Additionally, we believe that the complexities of
the conversion features, such as variable exercise prices,
indicate
that a more comprehensive modeling tool is required.  To the extent
you identify additional embedded derivatives in response to
comment 3
above, all of the bifurcated embedded derivatives should be
combined
and accounted for as a compound derivative pursuant to DIG 15. As appropriate, please revise your methodologies and assumptions or tell us why you believe your methodologies and assumptions used in valuing
the derivative instruments are appropriate and consistent with the objective of measuring fair value.
4. Provide all the disclosures required by EITF 00-19, paragraph
50
with regard to the convertible debentures.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.
      					Sincerely,


      					H. Roger Schwall
      Assistant Director


cc: 	G. Newberry
	A. Sifford
      C. Moncada-Terry

      VIA FACSIMILE
	Thomas A. Rose
      Sichenzia Ross Friedman Ference
      212-930-9725

Bruce Wunner
NewGen Technologies, Inc.
July 13, 2006
Page 5